UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June, 2012

Commission File Number:  001-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place 14 Par-la-Ville Road Hamilton HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is the Operating and Financial Review for the six months ended June 30, 2012 and the unaudited condensed consolidated interim financial statements of Golar LNG Limited (the "Company" or "Golar") as of and for the six months ended June 30, 2012.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 ASR (File no. 333-175376), which was filed with the U.S. Securities and Exchange Commission on July 6, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: September 19, 2012	By:	Brian Tienzo
	Name:	Brian Tienzo
	Title:	Chief Financial Officer
Golar Management Ltd. (Principal Financial Officer)

Exhibit 99.1

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT

Forward Looking Statements

This report and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect of future events and financial performance. When use in this report, the words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "will", "may", "should", "expect", and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitations, management's examination of historical operating trends, data contained in the Company's record and other data available for third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward looking statements include among other things:

•	inability of the Company to obtain financing for the newbuilding vessels on terms acceptable to it or at all;

•	changes in demand for natural gases;

•	material decline or prolonged weakness in rates for liquefied natural gas, or LNG, carriers;

•	changes in demand for natural gas generally or in particular regions;

•	adoption of new rules and regulations applicable to LNG carriers and floating storage and regasification units, or FSRU's;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRUs to various ports;

•	inability of the Company to achieve successful utilization of its expanded fleet and inability to expand beyond the carriage of LNG;

•	increases in costs, including among other things crew wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions;

•	the current turmoil in the global financial markets;

•	ability of the Company to timely complete its FSRU conversions;

•	failure of shipyards to comply with delivery schedules on a timely basis or at all; and

•
other factors listed from time to time in registration statements, reports and other materials that the Company has filed with or furnished to the U.S. Securities and Exchange Commission, or the Commission.

The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates.  Hence forward looking statements are not guarantees of the Company's future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

All forward-looking statements included in this report are made only as of the date of this report and the Company assumes no obligation to update any written or oral forward-looking statements made by it or on its behalf as a result of new information, future events or other factors.

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2012 and 2011.  Unless otherwise specified herein, references to "the Company", "we", "us", and "our", shall include Golar LNG Limited and its subsidiaries.  You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report.  For additional information relating to management's discussion and analysis of financial condition and results of operation, please see our annual report on Form 20-F for the year ended December 31, 2011, which was filed with the Commission, on April 30, 2012.

Overview

We are a mid-stream LNG company engaged primarily in the transportation, regasification and liquefaction and trading of LNG.  We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs through our subsidiaries and the development of LNG projects.

As of the date of this report, we operated a fleet of 13 vessels consisting of nine LNG carriers and four Floating Storage Regasification Units ("FSRUs").  We lease three vessels under long-term financial leases, own nine vessels and have a 60% ownership interest in another LNG carrier through a joint arrangement with the Chinese Petroleum Corporation, the state owned Taiwanese oil and gas company.  In addition, we have firm contracts for the construction of 13 newbuilding vessels, which are scheduled to be delivered to us between 2013 and early 2015. Eleven of our newbuilding vessels are being constructed at Samsung Heavy Industries Co., Ltd and two of our newbuilding vessels are being constructed at Hyundai Samho Heavy Industries Co., Ltd.

Recent and other developments

During the six months ended June 30, 2012, we issued 87,500 new common shares in connection with the exercise of the same number of options.  Following the exercise of these options, 760,029 options remain outstanding. As of June 30, 2012, there were 80,323,752 common shares outstanding excluding the common shares underlying the outstanding options.

On June 18, 2012 at a Special General Meeting, our shareholders, by majority, authorized the de-listing of our shares from the Oslo Bors.  Following our application to the Oslo Bors, our shares were delisted and ceased trading on the Oslo Stock Exchange on August 30, 2012.

On July 5, 2012, we were awarded the Gas Atacama Mejillones Seaport's FSRU project ("Gas Atacama") for the long term lease (subject to certain conditions) of one of our FSRU newbuilds. The initial term of the contract, which remains subject to certain conditions that must be satisfied by our proposed charterer by the end of 2012, is for 15 or 20 years. In addition to the initial term, Gas Atacama has three five-year contract extension options. If the conditions on the contract are satisfied, we plan to exercise the option to have our LNG carrier newbuild scheduled for completion in early 2015 constructed as an FSRU.  If these conditions are not satisfied, we will take delivery of an LNG carrier as originally planned.

Golar LNG Partners L.P. ("Golar Partners" or the "Partnership"), our US listed subsidiary, successfully closed a public offering of 5,500,000 common units on July 16, 2012 at a price of $30.95 per common unit.  In addition, the underwriters exercised in full their option to purchase an additional 825,000 common units increasing the total number of units sold to 6,325,000.  Golar GP LLC, the Partnership's general partner, maintained its 2% general partner interest in the Partnership and we subscribed for 969,305 common units in a private placement at a price of $30.95 per unit.  The net proceeds to the Partnership from the public offering were approximately $188 million (excludes proceeds from Golar's private placement).  These proceeds were used to finance a portion of the purchase price of the Nusantara Regas Satu ("NR Satu – formerly Khannur) from the Company on July 19, 2012.  Following the closing, we own 10,296,559 common units and 15,949,831 subordinated units representing an approximate 55.5% interest in the Partnership. By virtue of our ownership of the General Partner which owns 946,355 units, of the Partnership, our total interest in the Partnership is approximately 57.5%.

On July 19, 2012, we completed the sale of interests in the companies that own and operate the floating storage and regasification unit ("FSRU"), NR Satu to the Partnership for $385 million. The acquisition was financed by the Partnership by raising gross proceeds of $230 million from its equity offering and $155 million of vendor financing provided by us. The proceeds received by us from this sale are expected to be used to fund some of our 2013 and 2014 newbuilding commitments.

On July 25, 2012, the Board of Directors of our listed subsidiary, Golar Partners, declared a quarterly cash distribution of $0.44 per unit with respect to the quarter ended June 30, 2012. The cash distribution was paid on August 15, 2012 to all unitholders of record as of the close of business on August 3, 2012.

In August 2012, we declared a cash dividend of $0.40 per share in respect of the three months ended June 30 2012.  The record date for the dividend is September 13, 2012, ex-dividend date is September 11, 2012 and the dividend will be paid on or about September 27, 2012.

Operating and Financial Review

Six Month Period Ended June 30, 2012 Compared with the Six Month Period Ended June 30, 2011

Vessels operations segment

	Six Months Ended June 30,
	2012	2011	Change	% Change
	(in thousands, $USD, except average daily TCE)
Operating revenue	190,061	141,455	48,606	34%
Vessel operating expenses	(45,731)	(30,224)	(15,507)	51%
Voyage expenses	(3,798)	(4,663)	865	(19%)
Administrative expenses	(12,255)	(12,500)	245	(2%)
Depreciation and amortization	(41,258)	(34,697)	(6,561)	19%
Gain on business acquisition	4,084	-	4,084	100%
Gain on available-for-sale-securities	-	541	(541)	(100%)
Interest income	1,026	762	264	35%
Interest expense	(15,641)	(14,181)	(1,460)	10%
Other financial items	(7,019)	(8,782)	1,763	(20%)
Income tax benefit (expense)	721	1,612	(891)	(55%)
Equity in net earnings of investees	196	(1,229)	1,425	(116%)
Net income (loss)	70,386	38,094	32,292	85%
Non-controlling interest	(18,599)	(4,393)	(14,206)	323%

TCE (1) (to the closest $100)	94,100	86,200

(1)	TCE is a non-GAAP financial measure. See the section of this report entitled "Non-GAAP measures" for a discussion of TCE.

Operating revenues: Total operating revenues increased by $48.6 million to $190.1 million for the six months ended June 30, 2012 compared to the same period in 2011. This is principally due to (i) the increased charter rates for our vessels trading on the spot market; and (ii) the Gimi and NR Satu which commenced their new charters in September 2011 and May 2012, respectively. Accordingly, this resulted in higher average TCEs, for the first half of 2012 of $94,100 compared to $86,200 in 2011.

Vessel operating expenses: Vessel operating expenses increased by $15.5 million to $45.7 million six months ended June 30, 2012 compared to the same period in 2011. The increase was primarily due to the expensed reactivation costs of $13.5 million incurred in connection with the mobilization of the Hilli and the Gandria during the first half of 2012.  Pursuant to the reactivation of the Gimi and the FSRU retrofit of the NR Satu, in 2012, additional vessel operating expenses of $3.9 million were incurred during the six months ended June 30, 2012.  There were no comparable costs in the same period in 2011.

Voyage expenses: Voyage expenses decreased by $0.9 million to $3.8 million for the six months ended June 30, 2012 compared to the same period in 2011.  The decrease was primarily due to most of our vessels being on-hire during the first half of 2012 compared to 2011 when our vessels experienced periods of commercial waiting time when we were liable for fuel costs. This was partially offset by the reduced fuel costs of the Hilli and Gandria when these vessels remain idle following their reactivation in May 2012.

Administrative expenses: Administrative expenses amounted to $12.3 million for the six months ended June 30, 2012 compared to the $12.5 million for the same period in 2011.

Depreciation and Amortization: Depreciation and amortization increased by $6.6 million for the six months ended June 30, 2012 primarily due to the commencement of depreciation relating to (i) the capitalized Gimi and Hilli reactivation costs; (ii) the Gandria following our acquisition of the remaining 50% interest in Bluewater Gandria in January 2012 and her capitalized reactivation costs; and (iii) the capitalized costs in respect of NR Satu following her retrofit into a FSRU.

Gain on business acquisition: Gain on business acquisition of $4.1 million for the six months ended June 30, 2012 arose from the acquisition of the remaining 50% interest in Bluewater Gandria in January 2012.  There was no acquisition for the comparable period in 2011.  The gain on business acquisition comprises of the following:

(in thousands of $)
Gain on remeasurement	2,356
Gain on bargain	1,933
Less: Acquisition related costs	(205)
Total gain on acquisition of Bluewater Gandria	4,084

Interest income: Interest income increased by $0.3 million to $1.0 million for the six months ended June 30, 2012 and is generally consistent with the same period in 2011. Interest income was generated from restricted cash balances in respect of debt and lease arrangements.

Interest expense: Interest expense increased by $1.5 million to $15.6 million for the six months ended June 30, 2012 compared to $14.2 million for the same period in 2011. This was primarily due to the interest expense incurred from the issuance of $250 million convertible bonds and also interest incurred on the revolving credit facility from a company related to our major shareholder, World Shipholding Ltd, or World Shipholding. There were no comparable costs in the same period in 2011.

Other financial items: Other Financial items were a loss of $7 million and $8.8 million for the six months ended June 30, 2012 and 2011, respectively. This resulted primarily from the (losses)/gains on our currency forward contracts and:

Net realized and unrealized gains (losses) on interest rate swap agreements: Net realized and unrealized gains (losses) on interest rate swaps decreased to a loss of $4.5 million for the six months ended June 30, 2012, from a loss of $8.6 million for the same period in 2011, as set forth in the table below:

	Six months ended June 30
(in thousands of $)	2012	2011	Change	% Change

Unrealized (mark-to-market) losses	1,433	(2,034)	3,467	(170%)
Realized (losses) –interest rate settlements	(5,974)	(6,592)	618	(9%)
	(4,541)	(8,626)	4,085	(47%)

As of June 30, 2012, we had an interest rate swap portfolio with a notional amount of $795.9 million, of which we hedge account for approximately 54% of these swaps.  Accordingly, an additional $2.1 million unrealized gains were accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings for the six months ended June 30, 2012.  A factor contributing to the net unrealized and realized loss of $4.5 million for the six months ended June 30, 2012 was our entry into new interest rate swap agreements since June 2011 with an initial notional value of $107.7 million.

We recognized a net loss of $0.3 million for both the six months ended June 30, 2012 and 2011, relating to the ineffective portion of interest rate swap agreements.

Net foreign exchange gains and losses on retranslation of lease related balances including the Golar Winter lease currency swap mark-to-market gains and losses: Foreign exchange gains and losses arise principally as a result of the retranslation of our capital lease obligations, the cash deposits securing these obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease. We incurred an unrealized net foreign exchange loss of $0.5 million and an unrealized foreign exchange gain of $2 million for the six months ended June 30, 2012 and 2011, respectively.

Income taxes: Income taxes relate primarily to the taxation of our U.K. based vessel operating companies, our Brazilian subsidiary established in connection with our Petrobras long-term charters and our Indonesian subsidiary related to the ownership and management of our fourth FSRU, the NR Satu. The decrease of $0.9 million to a net income tax credit of $0.7 million for the six months ended June 30, 2012 compared to $1.6 million for the same period in 2011 is attributable to the $1.6 million tax expense incurred by our Indonesian subsidiary.  However, the tax exposure in Indonesia is mitigated by revenue due under the charter such that the taxes paid are fully recovered.  The decrease was partially offset by the amortization of the tax gains arising on the intragroup transfers of long-term assets specifically for the Golar Freeze and the Golar Spirit which occurred in March 2011.

Net income: As a result of the foregoing, we earned net income of $70.4 million and $38.1 million for the six months ended June 30, 2012 and 2011, respectively.

Non-controlling interests:

(in thousands of $)	2012	2011	Change	Change
Golar Mazo	(4,975)	(4,885)	(80)	(2%)
Golar Energy	-	5,144	(5,144)	(100%)
Golar Partners	(13,624)	(4,652)	(8,972)	(193%)
Total non-controlling interests	(18,599	(4,393)	(14,206)	(323%)

CPC Corporation, Taiwan has a 40% ownership of interest in the Golar Mazo.

In 2011, we acquired the remaining 39% interest in Golar LNG Energy Limited ("Golar Energy") that was held by private investors and in July 2011 we delisted its shares from the Oslo Axess.

In April 2011, we completed an initial public offering ("IPO") of Golar Partners, our majority owned subsidiary.  As at June 30, 2012, private investors held a 35% non-controlling interest in Golar Partners.

LNG trading commodity segment

We commenced a new LNG trading business through Golar Commodities Limited, its wholly-owned subsidiary, or Golar Commodities, in the third quarter of 2010.

	Six months ended June 30,

	2012	2011	Change	% Change
Administrative expenses	(923)	(5,121)	4,198	(82%)
Depreciation and amortization	(244)	(228)	(16)	7%
Other operating gains and losses	(27)	(12,267)	12,240	(100%)
Net interest expense	(1)	(116)	115	(99%)
Other financial items	-	(242)	242	(100%)
Net loss	(1,195)	(17,974)	16,779	(93%)

The total loss for Golar Commodities for the six months ended June 30, 2012 and 2011 amounted to $1.2 million and $18.0 million, respectively. Administrative expenses decreased by $4.2 million to $0.9 million for the six months ended June 30, 2012 compared to the same period in 2011.  This is primarily due to our decision in the third quarter of 2011 to reduce the trading activities of Golar Commodities in response to unfavorable market conditions until such time opportunities in the sector improve.

Liquidity and Capital Resources

As of June 30, 2012, we had cash and cash equivalents including restricted cash of $301.7 million.  Our restricted cash balances contribute to our short and medium term liquidity as they are used to fund payment of certain loans and lease obligations which would otherwise be paid out of our cash balances.  Our outstanding long-term debt and lease obligations as of June 30, 2012 amounted to $972.8 million and $405.8 million, respectively.  As of June 30, 2012, we have undrawn facilities of $30 million with a company related to our major shareholder, World Shipholding.  Subsequently, in July 2012, we repaid $90 million of the facility with the proceeds from the follow-on offering of Golar Partners.  This facility remains available until September 2013.

Our medium and long term liquidity requirements include funding the investments for our newbuilds and repayment of long-term debt balances.  We have entered into 13 newbuild contracts with a total combined cost of $2.7 billion with scheduled deliveries of five vessels in 2013, seven in 2014 and the remainder in 2015. As of June 30, 2012, $2.4 billion of our newbuilding contractual commitments were outstanding.

Sources of funding for our medium and long-term liquidity requirements include, among other things, new loans, refinancing of existing arrangements, public and private debt or equity offerings in Golar LNG Limited or our NASDAQ listed subsidiary, Golar Partners. In March 2012, we successfully completed a private placement offering for convertible bonds for gross proceeds of $250 million.  In addition, in July 2012, Golar Partners successfully closed a public offering of its common units for gross proceeds (net of underwriter fees) of $188 million (excluding the proceeds from Golar's private placement).  We may also enter into financing arrangements with our related parties, such as World Shipholding (including its related companies) to provide intermediate financing for capital expenditures until longer-term financing is obtained, at which time we will use all or a portion of the proceeds from the longer-term financings to repay outstanding amounts due under these arrangements.

Cash flow

Net cash generated from operating activities increased by $41.6 million to $67.6 million for the six months ended June 30, 2012 compared to $26.1 million for the same period in 2011. This was primarily due to an overall improvement in the charter hire and utilization rates of our vessels trading on the spot market.  In addition, following NR Satu's FSRU retrofit in April 2012 and the Gimi's reactivation in September 2011, both vessels were on hire from May 2012 and September 2011, respectively which further contributed to the net cash generated from operating activities.  These were partially offset by the drydocking costs incurred in relation to the reactivation of both the Hilli and the Gandria.

Net cash used in investing activities was $191.1 million for the six months ended June 30, 2012, compared to $172.1 million for the same period in 2011. Net cash used in investing activities of $191.1 million increased principally due to the additions to vessels and equipment relating to the reactivation of both the Hilli and the Gandria and the FSRU retrofitting of NR Satu.  In addition, we acquired the remaining 50% equity interest in the Bluewater Gandria.

Net cash provided by financing activities is principally generated from funds from new debt and lease finance, equity issuances, partially offset by debt repayments and cash dividends.

Net cash provided by financing activities was $134.1 million for the six months ended June 30, 2012 mainly relating to the following:

•	Receipt of net proceeds of $246.6 million in respect of the issuance of convertible bonds during the first quarter of 2012; and
•	Higher cash dividend payments due to the settlement of $21 million dividends relating to earlier periods due to World Shipholding in March 2012.

Net cash used in financing activities for the six months ended June 30, 2011 was primarily in relation to:

•	Net proceeds received from the disposal of equity in Golar Partners of $287.8 million in connection with its IPO in April 2011;
•	Payment of cash dividends of $40.3 million; and
•	Acquisition of the non-controlling interest in our subsidiary, Golar Energy for $107.8 million resulting from its delisting from the Oslo Axess.

NON-GAAP measures

Time Charter Equivalent

The average time charter equivalent, or TCE, rate of our fleet is a measure of the average daily revenue performance of a vessel.  For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire.  Under a time charter, the charterer pays substantially all of the vessel voyage related expenses.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking.  TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.  We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.  Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE.

(in thousands of $USD except number of days and average daily TCE)	Six months ended June 30,
	2012	2011

Total operating revenues	190,061	141,455
Voyage expenses	(3,798)	(4,663)
	186,263	136,792
Calendar days less scheduled off-hire days	1,980	1,587
Average daily TCE (to the closest $100)	94,100	86,200

GOLAR LNG LIMITED AND ITS SUBSIDIARIES

GOLAR LNG LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2012	2011
(in thousands of $)	Jan-Jun	Jan-Jun

Operating revenues	190,061	141,455

Vessel operating expenses	45,731	30,224
Voyage and charterhire expenses	3,798	4,663
Administrative expenses	13,178	17,621
Depreciation and amortization	41,502	34,925
Total operating expenses	104,209	87,433

Other operating gains and losses	(27)	(12,267)

Operating income	85,825	41,755

Gain on business acquisition	4,084	-
Gain on sale of available-for-sale-securities	-	541

Financial income (expenses)
Interest income	1,026	764
Interest expense	(15,642)	(14,299)
Other financial items	(7,019)	(9,024)
Net financial expenses	(21,635)	(22,559)

Income before taxes, equity in net earnings of associates and non-controlling interests	68,274	19,737
Taxes	721	1,612
Equity in net earnings (losses) of investees	196	(1,229)

Net income	69,191	20,120
Net (income) loss attributable to non-controlling interests	(18,599)	(4,393)
Net income attributable to Golar LNG Ltd	50,592	15,727
Basic & diluted earnings per share ($)	$0.63	$0.22

The accompanying notes are an integral part of these condensed consolidated financial statements

GOLAR LNG LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2012	2011
(in thousands of $)	Jan-Jun	Jan-Jun

Net income	69,191	20,120

Other comprehensive (loss) income:
Unrealized net gain on qualifying cash flow hedging instruments	2,080	400
Other comprehensive income (loss)	2,080	400
Comprehensive income	71,271	20,520

Comprehensive income attributable to:

Stockholders of Golar LNG Limited	52,684	15,706
Non-controlling interests	18,587	4,814
	71,271	20,520

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	2012	2011
(in thousands of $)	Jun-30	Dec-31

ASSETS
Current
Cash and cash equivalents	77,489	66,913
Restricted cash and short-term investments	37,420	28,012
Inventory	3,388	3,211
Other current assets	12,172	7,476
Amounts due from related parties	131	354
Total current assets	130,600	105,966
Non-current
Restricted cash	186,812	185,270
Equity in net assets of non-consolidated investees	5,455	22,529
Newbuildings	300,382	190,100
Vessels and equipment, net	1,800,453	1,704,907
Other long-term assets	27,322	23,862
Total assets	2,451,024	2,232,634

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt	71,636	64,306
Current portion of capital lease obligations	6,131	5,909
Other current liabilities	175,488	164,747
Amounts due to related parties	213	21,178
Total current liabilities	253,468	256,140
Long-term
Long-term debt	811,201	627,243
Long-term debt to related parties	90,000	80,000
Obligations under capital leases	399,677	399,934
Other long-term liabilities	109,912	113,497
Equity
Non-controlling interests	83,574	78,055
Stockholders' equity	703,192	677,765

Total liabilities and stockholders' equity	2,451,024	2,232,634

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2012	2011
(in thousands of $)	Jan-Jun	Jan-Jun

OPERATING ACTIVITIES
Net income	69,191	20,120
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	41,502	34,925
Amortization of deferred tax benefits on intragroup transfers	(3,628)	(3,059)
Amortization of deferred charges	740	758
Undistributed net (earnings)/losses of non-consolidated investee	(71)	1,229
Drydocking expenditure	(18,414)	(9,657)
Stock-based compensation	1,144	666
Gain on business acquisition	(4,084)	-
Gain on available-for-sale-securities	-	(541)
Other current and long-term assets	(6,939)	(68,211)
Other current and long-term liabilities	(13,394)	44,092
Interest element included in capital lease obligations	148	376
Unrealized foreign exchange loss	1,413	5,357
Impairment of long-term assets	-	-
Net cash provided by operating activities	67,608	26,055

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

	2012	2011
(in thousands of $)	Jan-Jun	Jan-Jun

INVESTING ACTIVITIES
Additions to vessels and equipment	(51,927)	(41,230)
Additions to newbuildings	(110,282)	(117,322)
Investment in subsidiary, net of cash acquired	(19,438)	-
Additions to unlisted investments	-	(222)
Proceeds from sale of investments in available-for-sale securities	-	901
Restricted cash and short-term investments	(9,468)	(14,215)
Net cash used in investing activities	(191,115)	(172,088)
FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	250,000	58,723
Proceeds from long-term debt from related parties	170,000	-
Repayments of obligations under capital leases	(3,078)	(3,039)
Repayments of short term and long-term debt	(31,827)	(74,558)
Repayments of long-term debt to related parties	(160,000)	-
Financing costs paid	(3,428)	-
Cash dividends paid	(75,318)	(40,314)
Acquisition of non-controlling interest	-	(107,775)
Non-controlling interest dividends	(13,068)	(1,000)
Proceeds from exercise of share options (including disposal of treasury shares)	802	10,381
Proceeds from issuance of equity in subsidiaries to non-controlling interests	-	287,795
Net cash provided by financing activities	134,083	130,213
Net increase (decrease) in cash and cash equivalents	10,576	(15,820)
Cash and cash equivalents at beginning of period	66,913	164,717
Cash and cash equivalents at end of period	77,489	148,897

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Other Comprehensive loss	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non- Controlling Interest	Total Equity
Balance at December 31, 2011	80,237	-	398,383	200,000	(34,948)	34,093	677,765	78,055	755,820

Net income	-	-	-	-	-	50,592	50,592	18,599	69,191
Dividends	-	-	-	-	-	(54,182)	(54,182)	-	(54,182)
Grant of share options	-	-	1,144	-	-	-	1,144	-	1,144
Issuance of convertible bonds	-	-	24,979	-	-	-	24,979	-	24,979
Non-controlling interest dividends	-	-	-	-	-	-	-	(13,068)	(13,068)
Exercise of share options	87	-	1,204	-	-	(489)	802	-	802
Other comprehensive income	-	-	-	-	2,092	-	2,092	(12)	2,080

Balance at June 30, 2012	80,324	-	425,710	200,000	(32,856)	30,014	703,192	83,574	786,766

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Other Comprehensive loss	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non- Controlling Interest	Total Stockholders Equity
Balance at December 31, 2010	67,808	(2,280)	100,285	200,000	(33,311)	78,086	410,588	188,734	599,322

Net income	-	-	-	-	-	15,727	15,727	4,393	20,120
Cash dividends	-	-	-	-	-	(40,314)	(40,314)	-	(40,314)
Grant of share options	-	-	666	-	-	-	666	-	666
Non-controlling interest dividend	-	-	-	-	-	-	-	(1,000)	(1,000)
Incorporation costs write back	-	-	40	-	-	-	40	-	40
Exercise of share options (including disposal of treasury shares)	537	2,280	7,471	-	-	(2,641)	7,647	669	8,316
Acquisition of shares in non-controlling interest	11,603	-	4,113	-	1,378	-	17,094	(129,380)	(112,286)
Creation of non-controlling interest	-	-	183,022	-	-	-	183,022	104,773	287,795
Other comprehensive (loss) income	-	-	-	-	(20)	-	(20)	420	400
Balance at June 30, 2011	79,948	-	295,597	200,000	(31,953)	50,858	594,450	168,609	763,059

The accompanying notes are an integral part of these condensed consolidated financial statements.

GOLAR LNG LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.           GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited ("World Shipholding"), a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family. Mr. Fredriksen is a Director, the Chairman and President of Golar. As of June 30, 2012 and December 31, 2011, World Shipholding owned 45.76% and 45.81%, respectively, of Golar.

2.           ACCOUNTING POLICIES

Basis of accounting

The Condensed Consolidated Financial Statements at June 30, 2012 are unaudited, but in the opinion of management include all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the results for the interim periods. The results reported in these Condensed Consolidated Financial Statements should not necessarily be taken as indicative of results that may be expected for the entire year.

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company's audited consolidated financial statements for the year ended December 31, 2011.

3.           RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In May 2011, the FASB amended existing guidance to achieve consistent fair value measurements and to clarify certain disclosure requirements for fair value measurements. The new guidance includes clarification about when the concept of highest and best use is applicable to fair value measurements, requires quantitative disclosures about inputs used and qualitative disclosures about the sensitivity of fair value measurements using unobservable inputs (Level 3 in the fair value hierarchy), and requires the classification of all assets and liabilities measured at fair value in the fair value hierarchy (including those assets and liabilities which are not recorded at fair value but for which fair value is disclosed). The guidance is effective for the Company's interim and annual reporting periods beginning after December 15, 2011. The adoption of this newly issued guidance did not have a material impact on the Company's consolidated financial statements.

In June 2011, the FASB amended guidance on the presentation of comprehensive income in financial statements.  The new guidance allows entities to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements, and removes the current option to report other comprehensive income and its components in the statement of changes in equity.  Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income.  The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In January 2012, the FASB deferred the effective date for changes in the above guidance that relate to the presentation of reclassification adjustments out of Accumulated Other Comprehensive Income. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In September 2011, the FASB amended guidance on the procedure for testing goodwill for impairment. The amended guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments in this update are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The amended guidance will have no impact on the Company's consolidated financial statements.

New accounting standards not yet adopted

In December 2011, the FASB amended guidance on disclosures about offsetting assets and liabilities. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments will enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with US GAAP. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update. The amendments will be required for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Adoption of this amended guidance will result in additional disclosures in the financial statements of the Company.

4.           SEGMENTAL INFORMATION

The Company owns and operates LNG carriers and FSRUs and provides these services under time charters under varying periods and trades in physical and future LNG contracts. Golar's reportable segments consist of the primary services it provides. Although Golar's segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on operating income. The accounting principles for the segments are the same as for the Company's consolidated financial statements.

The business is split into two segments based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. The Company operates in the following two segments:

•	Vessel Operations – The Company owns or leases, and subsequently charters out LNG vessels and FSRUs for fixed terms to customers.
•
LNG Trading – Provides physical and financial risk management in LNG and gas markets for its customers around the world. Activities include structured services to outside customers, arbitrage service as well as proprietary trading.

The LNG trading operations meets the definition of an operating segment as the business is a financial trading business and its financial results are reported directly to the chief operating decision maker.

The LNG trading segment is a distinguishable component of the Company from which it earns revenues and incurs expenses and whose operating results are regularly reviewed by the chief operating decision maker, and which is subject to risks and rewards different from the vessel operations segment.

(in thousands of $)	Six months ended June 30, 2012			Six months ended June 30, 2011
	Vessel operations	LNG Trading	Total	Vessel operations	LNG Trading	Total
Revenue from external customers	190,061	-	190,061	141,455	-	141,455
Vessel and voyage operating expenses	(49,529)	-	(49,529)	(34,887)	-	(34,887)
Administrative expenses	(12,255)	(923)	(13,178)	(12,500)	(5,121)	(17,621)
Depreciation and amortization	(41,258)	(244)	(41,502)	(34,697)	(228)	(34,925)
Other operating gains and losses	-	(27)	(27)	-	(12,267)	(12,267)
Operating income (loss)	87,019	(1,194)	85,825	59,371	(17,616)	41,755
Gain on business acquisition	4,084	-	4,084	-	-	-
Gain on sale of available-for-sale securities	-	-	-	541	-	541
Net financial expenses	(21,634)	(1)	(21,635)	(22,201)	(358)	(22,559)
Income taxes	721	-	721	1,612	-	1,612
Equity in net income of investees	196	-	196	(1,229)	-	(1,229)
Net income (loss)	70,386	(1,195)	69,191	38,094	(17,974)	20,120
Non-controlling interests	(18,599)	-	(18,599)	(4,393)	-	(4,393)
Net income attributable to Golar LNG Ltd	51,787	(1,195)	50,592	33,701	(17,974)	15,727

Total assets	2,449,900	1,124	2,451,024	2,139,952	87,565	2,227,517

Revenues from external customers

The vast majority of the Company's vessel operations arise under time charters and in particular with four charterers, Petrobras, Dubai Supply Authority, Qatar Gas Transport Company and BG Gas. Petrobras is a Brazilian energy company. Dubai Supply Authority, or DUSUP is a government entity which is the sole supplier of natural gas to the Emirate. Qatar Gas Transport Company is a Qatari-listed shipping company established by the State of Qatar.  BG is headquartered in the United Kingdom.

In time charters, the charterer, not the Company, controls the choice of which routes the Company's vessel will serve.  These routes can be worldwide except for the Company's FSRUs which operate in specific locations. Accordingly, the Company's management, including the chief operating decision maker, does not evaluate the Company's performance either according to customer or geographical region.

For the six months ended June 30, 2012 and 2011, revenues from the following customers accounted for over 10% of the Company's consolidated revenues:

(in thousands of $)	Six months ended		Six months ended
	June 30, 2012		June 30, 2011
Petrobras	47,248	25%	46,010	33%
BG Group plc	35,120	18%	12,411	9%
DUSUP	24,035	13%	23,144	16%
Qatar Gas Transport Company	20,066	11%	10,895	8%

5.           EARNINGS PER SHARE

Basic earnings per share ("EPS") are calculated with reference to the weighted average number of common shares outstanding during the period.  Treasury shares are not included in the calculation.  The computation of diluted EPS for the six month periods ended June 30, 2012 and 2011 respectively, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Six months ended June 30,	Six months ended June 30,
(in thousands of $)	2012	2011
Net income attributable to Golar LNG Ltd available to stockholders – basic and diluted	50,592	15,727

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Six months ended	Six months ended
(in thousands of $)	June 30,2012	June 30,2011
Basic earnings per share:

Weighted average number of shares	80,266	71,871
Weighted average number of treasury shares	-	(23)
Weighted average number of common shares outstanding	80,266	71,848

	Six months ended	Six months ended
(in thousands of $)	June 30, 2012	June 30, 2011
Diluted earnings per share:

Weighted average number of common shares outstanding	80,266	71,848
Effect of dilutive share options	284	236
Common stock and common stock equivalents	80,550	72,084

Earnings per share are as follows:

	Six months ended June 30,	Six months ended June 30,
(in thousands of $)	2012	2011
Basic and diluted	$0.63	$0.22

In March 2012, the Company completed a private placement offering for convertible bonds, for gross proceeds of $250 million.  For the six months ended June 30, 2012, the effects of the convertible bonds have been excluded from the calculation of diluted earnings per share because the effect is anti-dilutive. See note 9 for further details.

6.           OTHER FINANCIAL ITEMS

Other financial items comprise of the following:

	Six months ended June 30
(in thousands of $)	2012	2011

Unrealized (mark-to-market) gains for interest rate swaps	1,433	(2,034)
Realized losses –interest rate settlements	(5,974)	(6,592)
Mark-to-market (losses)/gains on currency forward contracts	(547)	2,037
Others	(1,931)	(2,435)
	(7,019)	(9,024)

7.           NEWBUILDINGS

Currently, the Company has a total of eleven LNG carriers and two FSRU's on order. The total contract cost of these newbuilds is approximately $2.7 billion of which $2.4 billion remains outstanding as at June 30, 2012.  As at June 30, 2012, $300.4 million of newbuild costs had been capitalized.

As of June 30, 2012, the remaining installments for these vessels are due to be paid as follows:

(in millions of $)
Payable in 6 months to December 31, 2012	127.8
Payable in 12 months to December 31, 2013	1,107.1
Payable in 12 months to December 31, 2014	1,038.7
Payable in 12 months to December 31, 2015	121.0
2,394.6

 8.           VESSELS AND EQUIPMENT

Significant additions to vessels and equipment for the six months ended June 30, 2012 include $56.1 million costs relating to the conversion of the Nusantara Regas Satu (formerly named the Khannur) to a FSRU; and $23.4 million in relation to the reactivation of both the Hilli and the Gandria.

9.           DEBT AND CAPITAL LEASES

As of June 30, 2012 and December 31, 2011, the Company had long-term debt outstanding of $972.8 million and $771.5 million, respectively.

The Company's capital lease obligations as at June 30, 2012 and December 31, 2011 were $405.8 million.

As at June 30, 2012, the outstanding balance on our revolving credit facility with a company related to our major shareholder, World Shipholding, was $90 million.  Subsequently, in July 2012, the facility was repaid with the proceeds received from the follow-on offering of Golar Partners, although the facility will be available until September 2013.

In March 2012, the Company completed a private placement offering for convertible bonds, for gross proceeds of $250 million. In accordance with US GAAP, on inception we recognized a liability of $221.9 million and an equity portion of $25 million. The secured convertible bonds mature in March 2017 when the holder may convert the bonds into common shares of Golar or redeem at 100% of the principal amount. The convertible bonds have an annual coupon rate of 3.75% which is payable quarterly in arrears and had a conversion price of $55.

The bond may be converted to the Company's ordinary shares by the holders at any time starting on the forty first business day after issuance until the tenth business day prior to March 7, 2017.

10.           FINANCIAL INSTRUMENTS

Fair values

The Company recognizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value of hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of the Company's financial instruments at June 30, 2012 and December 31, 2011 are as follows:

		June 30, 2012		December 31, 2011
(in thousands of $)	Fair Value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:
Cash and cash equivalents	Level 1	77,489	77,489	66,913	66,913
Restricted cash and short-term investments	Level 1	224,232	224,232	213,282	213,282
Long-term unlisted investments (1)	n/a	7,347	n/a	7,347	n/a
Long-term debt – convertible bonds (1)	Level 3	223,115	224,292	-	-
Long-term debt – floating (1)	Level 2	749,722	749,722	771,549	771,549
Obligations under capital leases (1)	Level 2	405,808	405,808	405,843	405,843

Derivatives:
Interest rate swaps liability (2) (3)	Level 2	55,573	55,573	59,084	59,084
Foreign currency swaps liability (2)	Level 2	26,797	26,797	27,622	27,622

1.	The Company's debt and capital lease obligations are recorded at amortized cost in the consolidated balance sheets.

2.	Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

3.
The fair value/carrying value of interest rate swap agreements that qualify and are designated as cash flow hedges as at June 30, 2012 and December 31, 2011 was $24.2 million (with a notional amount of $428.6 million) and $25.9 million (with a notional amount of $436.3 million), respectively. Accordingly, a further net gain of $2.1 million has been accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings in the six months ended June 30, 2012. The expected maturity of these interest rate agreements is from November 2013 to March 2018.

The carrying values of cash and cash equivalents, which are highly liquid, are a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months.  The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

As at June 30, 2012, the Company did not identify any events or changes in circumstances that would indicate the carrying value of its unlisted investment in OLT Offshore Toscana S.p.A were not recoverable.  Accordingly, the Company did not estimate the fair value of this investment as at June 30, 2012.

As of June 30, 2012, the estimated fair value for the liability component of the convertible bonds entered into in March 2012 is estimated using discounted cash flow analyses based on the rate of a U.S. Treasury bond for a term similar to the maturity date of the underlying debt.  The discount rate used to calculate the fair value of the Company's convertible bond as at June 30, 2012 was 6.22%.

The estimated fair values of obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates which are reset on a quarterly basis.

Commodity contracts are measured at fair value with gains and losses recorded in the income statement within other operating gains and losses. Trading losses of $nil were recognized in the three months and six months ended June 30, 2012.

The fair value of the Company's derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and the creditworthiness of the Company and its swap counterparties.

As of June 30, 2012, the Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below.  The summary also includes those that are designated as cash flow hedges amounting to $428.6 million (December 31, 2011: $436.3 million):

Instrument (in thousands of $)	Notional value	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	795,873	2013-2018	0.92% to 5.04%

At June 30, 2012, the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $795.9 million (December 31, 2011: $899.1 million).

11.           RELATED PARTY TRANSACTIONS

Receivables (payables) from related parties:

(in thousands of $)	June 30, 2012	December 31, 2011
Frontline Ltd and subsidiaries ("Frontline") (a)	(136)	181
Bluewater Gandria (b)	-	125
Ship Finance AS ("Ship Finance") (a)	131	48
World Shipholding
- Loan (c)	(90,000)	(80,000)
- Other (d)0.92% to	-	(21,134)
Seatankers	(77)	(44)
	(90,082)	(100,824)

a)
Receivables and payables with Frontline, Seatankers and Ship Finance comprise primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when the Company pays an invoice on their behalf and vice versa.  Receivables and payables are generally settled quarterly in arrears.

b)
Bluewater Gandria - In January 2012, the Company acquired the remaining 50% in its joint venture, Bluewater Gandria, which owns the vessel, the Gandria, for a total consideration of $19.5 million. As a result of this transaction, Bluewater Gandria is now a wholly owned subsidiary of the Company.

c)
World Shipholding revolving credit facility - As of June, 2012 the outstanding balance on the facility was $90 million.  A further $30 million was available to borrow under the facility as of June 30, 2012.  The outstanding balance on this facility was subsequently repaid in July 2012, with the proceeds received from the follow-on offering of Golar Partners.

The facility bears interest at LIBOR plus 3.5% together with a commitment fee of 0.75% for any undrawn portion of the credit facility. The facility is available until September 2013; all amounts due under the facility must be repaid by then.  The Company incurred and paid interest on the loan of $1.2 million and $0.4 million during the six months ended June 30, 2012 and 2011, respectively.

d)	Unpaid dividends to World Shipholding the $21.1 million of unpaid dividends relating to 2011 were settled in March 2012 along with the interest accruing on the balance.

Dividends to non-controlling interests

(in thousands of $)	Six months ended June 30, 2012	Six months ended June 30, 2011

Faraway Maritime Shipping Company ("Faraway")	1,200	1,000
Golar LNG Partners L.P. ("Golar Partners")	11,868	-
	13,068	1,000

Faraway owns the vessel, the Golar Mazo.  Golar holds a 60% equity interest in Faraway, with the remaining 40% interest held by CPC Corporation, Taiwan.

As of June 2012, Golar Partners had declared and paid distributions totalling $34.3 million during the six months ended June 30, 2012 of which $11.9 million was paid to non-controlling interests. In July 2012, Golar Partners successfully closed a further public equity offering of 6,325,000 common units at a price of $30.95 per common unit.  Refer to note 12 for further details.

12.           OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged

(in thousands of $)	As of June 30, 2012	As of December 31, 2011
Book value of vessels secured against long-term loans and capital leases	1,548,546	1,574,394

As at June 30, 2012 and December 31, 2011, there are pension deficits of $37.9 million and $37.6 million, respectively, recorded within other long-term liabilities.

13.           BUSINESS ACQUISITION

On January 18, 2012, the Company acquired the remaining 50% equity interest in its joint venture, Bluewater Gandria, which owns the LNG carrier, the Gandria for $19.5 million.   Bluewater Gandria is a company pursuing opportunities to develop offshore LNG FSRU projects.  The Gandria has been acquired and reactivated with the view to operate as a LNG carrier on short to medium term charters.

Details of the purchase consideration, the net assets acquired and goodwill are as follows:
(in thousands of $)	2012
Fair value of previously held 50% equity interest (a)	19,500
Purchase consideration – cash	19,500
Total assumed acquisition consideration	39,000
Less: Fair value of net assets acquired:
- Vessel and equipment, net	40,000
- Inventories	931
- Cash	62
- Prepayments	40
- Other liabilities	(100)
Subtotal	(40,933)
Gain on bargain purchase of Bluewater Gandria	(1,933)

The impact on the income statement of the acquisition of Bluewater Gandria is as follows:

Gain on remeasurement (a)	2,356
Gain on bargain	1,933
Less: Acquisition related costs	(205)
Total gain on acquisition of Bluewater Gandria	4,084

a)	Remeasurement of equity investment in Bluewater Gandria
On January 18, 2012, the Company remeasured its previously held 50% equity interest in Bluewater Gandria to its fair value as set forth in the table below:

(in thousands of $)	Equity investment in Bluewater Gandria
Fair value of previously held 50% equity interest	19,500
Less: Carrying value at acquisition date	(17,144)
Gain on remeasurement of equity interest	2,356

b)	Revenue and profit contributions – post acquisition

Since the acquisition date, the business has contributed revenues of $nil and a net loss of $7.7 million to the Company for the period from January 18, 2012 to June 30, 2012.

14.           SUBSEQUENT EVENTS

The Board has proposed an increased quarterly cash dividend of $0.40 per share in respect of the second quarter 2012 results. The record date for the dividend is September 13, 2012, ex-dividend date is September 11, 2012 and the dividend will be paid on or about September 27, 2012.

The Company's US listed subsidiary, Golar Partners announced on July 25, 2012 that its board of directors has declared a quarterly cash distribution with respect to the quarter ended June 30, 2012 of $0.44 per unit. This cash distribution was paid on August 15, 2012 to all unitholders of record as of the close of business on August 3, 2012.

The Company announced on July 5, 2012 that it had been awarded the Gas Atacama Mejillones Seaport's FSRU Project ("Gas Atacama").

The initial term of the contract, which remains subject to certain Charterer conditions being met by the end of 2012, is for 15 or 20 years. On top of the initial term, Gas Atacama has three five-year contract extension options. Should the conditions on the contract be met, the Company plans to exercise the option to have its LNG carrier newbuild scheduled for completion in early 2015 constructed as an FSRU.  If the conditions are not met, the Company will take delivery of an LNG carrier as originally envisioned.

Golar Partners successfully closed a public offering of 5,500,000 common units on July 16 at a price of $30.95 per common unit.  In addition, the Underwriters exercised in full their option to purchase a further 825,000 common units bringing the total number of units sold to 6,325,000.  Golar GP LLC, the Partnership's general partner, maintained its 2% general partner interest in the Partnership and Golar subscribed to 969,305 common units in a private placement at a price of $30.95 per unit.  Gross proceeds (net of the underwriter fees) from the public offering to the Partnership were approximately $188 million (excluding the proceeds from Golar's private placement).  Following the closing, the Company owns 10,296,559 common units and 15,949,831 subordinated units representing an approximate 55.5% interest in the Partnership. By virtue of its ownership of the General Partner which owns 946,355 units, the Company's total interest in the Partnership now stands at around 57.5%.  The proceeds were used to part finance the Partnership's purchase of the NR Satu from the Company on July 19, 2012.

The conversion of NR Satu was completed in April 2012 and the FSRU was delivered to the Charterer on May 4, 2012. The FSRU successfully completed its acceptance procedure on July 13, 2012. The FSRU has been in operation without any major technical issues since its delivery.

Subsequent to the successful acceptance by its Charterer, the Company completed its sale of the NR Satu to Golar Partners on July 19, 2012. Golar sold the FSRU for $385 million. The acquisition was financed by Golar Partners by raising gross proceeds $230 million in equity (comprising of the gross proceeds from the public offering of $195.8 million and private placement to the Company) and $155 million of vendor financing provided by the Company. The vendor financing is expected to be refinanced when Golar Partners enters into bank financing in respect of the NR Satu. This is expected to be completed in the near future. The proceeds received by the Company from this dropdown will in part be used to meet some of its 2013 and 2014 newbuilding commitments.

The Company announced on April 27, 2012 that it would seek to de-list from the Oslo Bors. A Special General Meeting was held on June 18, 2012 to seek shareholder support for this and  majority voted in favour of the proposal.  An application to de-list was made to Oslo Bors in July 2012 and the Company de-listed from the Oslo Stock Exchange on August 30, 2012.